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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 _____ AND ENDING 12/31/17 _____

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **1851 Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

One American Row

                                    (No. and Street)

Hartford	Connecticut	06102-5056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary C. Tebbetts   518-479-8353

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP

                              (Name – if individual, state last, first, middle name)

350 Church Street	Hartford	CT.	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☑ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gary C. Tebbetts__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __1851 Securities, Inc.__ , as of __December 31,__ , 20__17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Office ✓
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1851 Securities, Inc.
(a wholly-owned subsidiary of PM Holdings, Inc.)
Financial Statements and Supplementary Schedules
pursuant to
Securities and Exchange Commission Rule 17a-5
For the Year Ended December 31, 2017

1851 Securities, Inc.
<u>**Table of Contents**</u>



CohnReznick LLP
cohnreznick.com

ACCOUNTING • TAX • ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of 1851 Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 1851 Securities, Inc. (a Delaware corporation) as of December 31, 2017, the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes and Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of 1851 Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 1851 Securities, Inc.'s management. Our responsibility is to express an opinion on 1851 Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 1851 Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of 1851 Securities, Inc.'s financial statements. The supplemental information is the responsibility of 1851 Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as 1851 Securities, Inc.'s auditor since 2013.

CohnReznick LLP

Hartford, Connecticut
February 20, 2018

1851 Securities, Inc.
Statement of Financial Condition as of December 31, 2017

Assets:

Cash	$	1,500,011
12b-1 fees receivable from affiliate		681,857
Commission allowance receivable from affiliate		11,602
Prepaid regulatory expenses		17,751
Total assets	**$**	**2,211,221**

Liabilities:

Commission payable to third parties	$	11,602
Payable to affiliate		699,609
Total liabilities		**711,211**

Stockholder's Equity:

Common stock, par value $0.01 (5,000 shares authorized, 100 issued and outstanding)	1
Additional paid-in capital	9,699,381
Accumulated deficit	(8,199,372)
Total stockholder's equity	**1,500,010**

Total liabilities and stockholder's equity	**$**	**2,211,221**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.

Statement of Operations for the Year Ended December 31, 2017

Revenues:	
12b-1 fees	$ 2,704,251
Commission allowance	9,880,062
Total revenues	**12,584,313**
Expenses:	
12b-1 expense	2,704,251
Commission expense	9,880,062
Salary and other compensation	488,048
Regulatory fees	53,876
Other operating expenses	56,393
Total expenses	**13,182,630**
Loss before income taxes	(598,317)
Income tax benefit	-
Net loss	$ (598,317)

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
<u>**Statement of Stockholder's Equity for the Year Ended December 31, 2017**</u>

Common Stock:
Balance, beginning of year $ 1
  Common shares issued -
Balance, end of year $ 1

Additional Paid-in Capital:
Balance, beginning of year $ 9,101,064
  Capital contribution received from parent 598,317
Balance, end of year $ 9,699,381

Accumulated Deficit:
Balance, beginning of year $ (7,601,055)
  Net loss (598,317)
Balance, end of year $ (8,199,372)

Total Stockholder's Equity:
Balance, beginning of year $ 1,500,010
  Change in stockholder's equity -
Balance, end of year $ 1,500,010

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Cash Flows for the Year Ended December 31, 2017

Cash Flows from Operating Activities:		
Net loss	$	(598,317)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:		
Increase in 12b-1 fees receivable from affiliate		(42,017)
Decrease in commission allowance receivable from affiliate		2,122
Decrease in prepaid regulatory expenses		4,322
Decrease in commission payable to third parties		(2,122)
Increase in payable to affiliate		37,695
Cash used in operating activities		(598,317)
Cash Flows from Financing Activities:		
Capital contribution from parent		598,317
Cash provided by financing activities		598,317
Net increase in cash		-
Cash, beginning of year		1,500,011
Cash, end of year	$	1,500,011

During the year ended December 31, 2017, the Company received no cash contributions but received $598,317 in non-cash contributions by PM Holdings, Inc. related to operating expenses paid on 1851 Securities, Inc.'s behalf by PHL Variable Insurance Company and The Phoenix Companies, Inc. in accordance with their expense agreement (see Note 2 for additional information on transactions with affiliates).

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

1851 Securities, Inc. ("1851" or the "Company") is a Delaware company organized on January 6, 2010 and licensed as a securities broker and dealer with the Financial Industry Regulatory Authority ("FINRA") on September 7, 2010. 1851 is a wholly-owned subsidiary of Nassau Reinsurance Group Holdings, L.P. ("Nassau Re"), a privately held company, completed its acquisition of The Phoenix Companies, Inc. ("Phoenix"). Phoenix is now a privately held, wholly-owned subsidiary of Nassau Re. 1851 is the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: Phoenix Life Insurance Company ("PLIC"), PHL Variable Insurance Company ("PHL Variable") and Phoenix Life and Annuity Company ("PLAC"). It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. 1851 is authorized to do business in 49 states, the exception being Tennessee, as well as the District of Columbia.

1851 earns commission allowance based on contractual rates when the variable life or annuity product premium is funded and has no obligation past this milestone to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash and Cash Equivalents

Cash includes all cash balances which are not subject to withdrawal restrictions or penalties. Cash equivalents include all highly liquid short-term instruments with a maturity of three months or less when acquired. There were no cash equivalents held by the Company as of December 31, 2017.

Income Taxes

The Company is included in the consolidated federal income tax return and the combined Connecticut corporation business tax return filed by Phoenix. The Company records income tax expense or benefit in accordance with the Separate Return method, under which income taxes are computed as if the Company filed on a stand-alone basis. Settlement of the income tax expense or benefit is governed by the expense agreement between 1851 and PHL Variable and Phoenix. To the extent that actual cash settlement for a given year differs from the amount computed for the year under the Separate Return method, the difference is recorded as either a contribution to capital or a distribution.

Deferred tax assets and/or liabilities are determined in accordance with the Separate Return method by multiplying the differences between the financial reporting basis and tax reporting basis of assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date of the change.

The Company's federal and state income tax returns prior to fiscal year 2014 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. If necessary, the Company recognizes interest and penalties associated with tax matters as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

Revenue Recognition

12b-1 revenue is recorded as income during the period that the income is earned and is based on the daily net assets of the underlying investments funding the variable life and annuity business of 1851's affiliates. 1851 also receives compensation from affiliates for commission expenses incurred by 1851. Commission allowances are recognized at the same time the expense is incurred on the books of 1851.

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 establishes the principles to apply in determining the amount and timing of revenue recognition. The core principle is that a company will recognize revenue when it transfers control of goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The Company will adopt ASU 2014-09 upon its effective date of January 1, 2018. The Company does not anticipate a significant impact on its financial statements and disclosures.

Concentration of Business

At December 31, 2017, the Company maintains its cash balance in a single account with a highly rated depository institution. At times, such amounts may exceed federally insured limits. At December 31, 2017, the Company has uninsured cash in the amount of $1,250,011.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Transactions with Affiliates**

1851 has an expense agreement dated August 15, 2010 as amended, as of January 1, 2012, June 1, 2014, June 1, 2015 and June 1, 2016, with an affiliate, PHL Variable. On June 1, 2017, the agreement was amended with an affiliate, Phoenix. Under the terms of the expense agreement, the affiliates agreed to pay all operating expenses on the Company's behalf. These operating expenses include general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, Central Registration Depository account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e., income, franchise, privilege). 1851 is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of 1851's business. 1851 incurred $598,317 in operating expenses for the year ended December 31, 2017, all of which were paid on 1851's behalf by PHL Variable (January 1, 2017 through May 31, 2017) and Phoenix. (June 1, 2017 through December 31, 2017) in accordance with the expense agreements. Payment of these expenses by the affiliates were reflected as a capital contribution from 1851's parent company, PM Holdings, Inc., within additional paid-in capital. Such expenses may not represent the amount that 1851 would report if such relationship would not exist.

Per the August 15, 2010 expense agreement as amended, as of January 1, 2012 and June 1, 2017, 1851 shall also pay an administrative expense to PHL Variable (January 1, 2017 through May 31, 2017) and Phoenix (June 1, 2017 through December 31, 2017) in an amount equal to the revenues of 1851. To the extent that 1851's expenses exceeded revenues, 1851 has no obligation to reimburse the affiliates for the difference. 1851 incurred administrative expenses of $2,704,251 in 12b-1 fees and $9,880,062 in commission expense to related third parties during the year ended December 31, 2017.

1851 performs underwriting services for PLIC, PHL Variable and PLAC, all wholly-owned subsidiaries of Phoenix. Commission income earned from these affiliates during the year ended December 31, 2017 was $9,880,062.

The Company has no employees.

3. Regulatory Matters

Net Capital Requirement

1851 is classified as a "limited purpose" securities broker and dealer by FINRA. As such, the Company is subject to the SEC Uniform Net Capital Rule, which requires maintenance of minimum net capital (as defined in SEC Rule 15c3-1 ("Net Capital")) and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum Net Capital equal to the greater of either $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's Net Capital exceeded this minimum throughout 2017.

At December 31, 2017, 1851 had Net Capital of $788,800 and a Net Capital requirement of $47,414 as defined by Rule 15c3-1. Rule 15c3-1 also requires the Company's ratio of aggregate indebtedness to Net Capital not to exceed 15 to 1. At December 31, 2017, 1851 had an aggregate indebtedness to Net Capital ratio of 0.90 to 1.

Exemption from Reserve Requirements

1851 does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers. The Company's capital exceeded this minimum throughout 2017.

1851 deals exclusively with the sale of insurance products and variable annuities and as such has filed an exclusion from membership in the Security Investors Protection Corporation under Section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970. As of December 31, 2017, 1851 was in compliance with the conditions of this exemption.

4. Commitments and Contingencies

1851 may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

5. Income Taxes

The components of the income tax expense for the year ended December 31 were as follows:

	2017
Current	$ -
Deferred	-
Total income tax expense	$ -

The following presents a reconciliation of income tax benefit computed at the federal statutory rate to the income tax expense as reported:

	2017
Statutory rate	35.0%
Valuation allowance	(35.0%)
Other	(0.0%)
Effective income tax rate	**0.0%**

The following summarizes the deferred income taxes for the year ended December 31:

	2017
Deferred Tax Assets	
Federal net operating loss carryforward	$ 1,721,868
State net operating loss carryforward	615,722
Gross deferred tax assets	2,337,590
Less valuation allowance	(2,337,590)
Net deferred tax assets	**$ -**

At December 31, 2017, 1851 has federal net operating loss carryforwards of $8,199,371 that are scheduled to expire between 2031 and 2037 and state net operating loss carryforwards of $8,209,644 that are scheduled to expire between 2031 and 2037.

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, which will result in taxable or deductible amounts in the future. In evaluating its ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. In projecting future taxable income, the Company begins with historical results adjusted for the results of discontinued operations and incorporates assumptions about the amount of future state, federal, and foreign pretax operating income adjusted for items that do not have tax consequences. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss).

Based on this assessment, the Company has determined that it is not likely that the Company will realize such deferred tax assets and, therefore, a full valuation allowance has been established related to the $2,337,590 of gross deferred tax assets at December 31, 2017. This is a decrease of $890,541 from the year ended December 31, 2016.

As of December 31, 2017, 1851 does not have an asset for unrecognized tax benefits recorded in its financial statements. 1851 does not anticipate any material change in this position in the next 12 months.

There were no income taxes paid during the year ended December 31, 2017.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. The rate reduction took effect on January 1, 2018. The Company does not expect these tax law changes to materially impact its financial statements.

6. **Subsequent Events**

The Company evaluated events subsequent to December 31, 2017 and through February 20, 2018, the date of issuance of these financial statements. The Company has determined there have been no events that have occurred that would require adjustments to the Company's financial statements.

1851 Securities, Inc.
Schedule I


Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2017


Net capital

Total stockholder's equity	$ 1,500,010
Deduct assets not allowable for net capital	
12b-1 fees receivable from affiliate	681,857
Commission allowance receivable from affiliate	11,602
Prepaid regulatory expenses	17,751
Total deductions from net capital	711,210
Net capital before specific reduction in the market value of securities	788,800
Less securities haircuts pursuant to Rule 15c3-1	-
Net capital	$ 788,800

Aggregate indebtedness

Items included in statement of financial condition	
Commission payable to third parties	$ 11,602
Payable to affiliate	699,609
Total aggregate indebtedness	$ 711,211

Computation of basic net capital requirement

Minimum net capital required (based upon aggregate indebtedness)	$ 47,414
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 47,414
Excess in net capital	$ 741,386
Excess in net capital at 1,000%	$ 717,679
Ratio: aggregate indebtedness to net capital	0.90 to 1


Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2017)


There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report as filed on January 25, 2018.


See Report of Independent Registered Public Accounting Firm.

11


1851 Securities, Inc.
<u>Schedule II</u>

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2017 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).

1851 Securities, Inc.
<u>Schedule III</u>


**Information Relating to the Possession or Control
Requirements Under Rule 15c3-3**

As of December 31, 2017


The Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2017 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(1).


See Report of Independent Registered Public Accounting Firm.




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of 1851 Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 1851 Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which 1851 Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) 1851 Securities, Inc. stated that 1851 Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. 1851 Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 1851 Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

Hartford, Connecticut
February 20, 2018



PHOENIX

Where Excellence Grows ℠

1851 Securities, Inc.
A member of The Phoenix Companies, Inc.

1851 Securities, Inc.
Exemption Report for the Period January 1, 2017 through December 31, 2017

1851 Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

1851 Securities, Inc.

I, Gary C. Tebbetts, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Gary C. Tebbetts

Title: Chief Financial Officer

February 20, 2018

One American Row
P.O. Box 5056
Hartford, CT 06102-5056

860 403 5000 *Phone*
www.phoenixwm.com

Securities distributed by 1851 Securities, Inc., Member FINRA. 860 403 5000